Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and may be contained in other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is a press release issued on June 2, 2015.

NXP Announces Pricing of Senior Unsecured Notes Offering

NOT FOR DISTRIBUTION IN ITALY

Eindhoven, the Netherlands, June 2, 2015. NXP Semiconductors N.V. (NASDAQ: NXPI) (together with its subsidiaries, “NXP”) announced today the pricing of the previously announced offering by its subsidiaries NXP B.V. and NXP Funding LLC of USD 600 million aggregate principal amount of senior unsecured notes due 2020 (the “2020 Notes”) and USD 400 million aggregate principal amount of senior unsecured notes due 2022 (the “2022 Notes”, together with the 2020 Notes, the “Notes”) pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior basis by certain of NXP’s wholly-owned subsidiaries located in the Netherlands and the United States (the “Notes Guarantees”) and will be structurally subordinated to the liabilities, including trade payables, of NXP’s subsidiaries that have not guaranteed the Notes. In addition, the Notes will be effectively subordinated to all secured debt of the issuers and the guarantors, to the extent of the value of the assets securing such debt. The issuance of the Notes is expected to close on or around June 9, 2015.

The 2020 Notes will bear interest at 4.125% per annum and will mature on June 15, 2020. The 2022 Notes will bear interest at 4.625% per annum and will mature on June 15, 2022. Interest on the Notes will be payable semi-annually on December 15 and June 15 of each year, beginning on December 15, 2015.

NXP intends to use the net proceeds from the offering of the Notes, together with cash on hand and/or other available financing resources, (i) to finance the cash portion of the merger consideration payable pursuant to the terms of the merger agreement entered into between NXP and Freescale Semiconductor, Ltd. (“Freescale”) on March 1, 2015, under which, subject to the terms and conditions thereof, NXP will merge with Freescale (the “Merger”), (ii) to refinance certain of Freescale’s indebtedness that becomes due as a result of the Merger, (iii) to effect the repayment of any amounts drawn under Freescale’s outstanding revolving credit facility and, if NXP so elects, the outstanding revolving credit facility of NXP, and (iv) to pay certain transaction costs. Alternatively, if the Merger does not close, NXP intends to use the net proceeds from the offering of the Notes to redeem certain of NXP’s existing indebtedness and for general corporate purposes.

This announcement is neither an offer to sell nor a solicitation to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The Notes, as guaranteed by the Note Guarantees have not been registered under the Securities Act, or under any U.S. state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offer or sale of the Notes, as guaranteed by the Note Guarantees, shall be made in any jurisdiction where such an offer or sale would be unlawful. Any securities referred to herein have not been and will not be registered under the Securities Act, and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom.

This press release is not for distribution to any Italian person or any address in the Republic of Italy. In the Netherlands, an offer is made exclusively to legal entities which are qualified investors as defined in the Prospectus Directive 2003/71/EC, as amended from time to time (the “Prospectus Directive”). No prospectus is required in accordance with the Prospectus Directive and Regulation (EC) No. 809/2004.

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding, among other things, the proposed offering of the Notes, the Notes Guarantees, the expected use of proceeds, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Factors that may cause actual results to differ materially include the risk that the offering of the Notes, as guaranteed by the Note Guarantees, cannot be successfully completed and the risk these activities could increase or decrease the price of the Notes and/or the value of NXP’s common stock concurrently with, or shortly after, the pricing of the Notes. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the areas of connected cars, security, portables & wearables, and the Internet of Things. NXP has operations in more than 25 countries.

For further information, please contact:

Investors:	Media:

Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299